Exhibit 99.4

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements are based on the consolidated financial statements of Brookfield Business Partners L.P. (the “partnership”), Modulaire Investments 2 S.à r.l. (“Modulaire”) and the combined financial statements of the Lottery Business of Scientific Games Corporation (Carve-Out of Certain Operations of Scientific Games Corporation) (“Scientific Games Lottery”) as adjusted to give effect to the probable acquisitions of Modulaire (the “Modulaire acquisition”) and Scientific Games Lottery (the “Scientific Games Lottery acquisition”). These Unaudited Pro Forma Financial Statements have been prepared to illustrate the effects of the following transaction accounting adjustments that are expected to occur upon completion of the Modulaire acquisition and the Scientific Games Lottery acquisition (collectively, the “Transactions”):

•	The partnership, together with institutional partners, is expected to acquire a 100% interest in Modulaire for total expected consideration of $5,009 million. Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific meeting the needs of a diversified customer base across the industrial, infrastructure and public sectors. The partnership is expected to hold a 100% voting interest and a 31% economic interest in Modulaire, with the balance held by institutional partners. It is expected that prior to the completion of the Modulaire acquisition, $2,537 million of debt within Modulaire will be extinguished. The partnership, together with institutional partners, plans to fund a portion of the Modulaire acquisition with approximately $3,085 million of non-recourse borrowings, net of debt issuance costs.

•	The partnership, together with institutional partners, is expected to acquire a 100% interest in Scientific Games Lottery for total expected consideration of $5,711 million. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions.The partnership is expected to hold a 100% voting interest and a 30% economic interest in Scientific Games Lottery, with the balance held by institutional partners. The partnership, together with institutional partners, plans to fund a portion of the Scientific Games Lottery acquisition with approximately $3,195 million of non-recourse borrowings, net of debt issuance costs.

The information in the Unaudited Condensed Pro Forma Statements of Operating Results gives effect to the pro forma adjustments as if they had been consummated on January 1, 2020. The information in the Unaudited Condensed Pro Forma Statement of Financial Position gives effect to the pro forma adjustments as if they had been consummated on September 30, 2021. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and has been prepared using accounting policies that are consistent with IFRS as issued by the IASB.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited financial statements of the partnership as at December 31, 2020 and 2019 and for each of the years in the three years ended December 31, 2020, the unaudited interim financial statements of the partnership as at September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020, the audited financial statements of Modulaire as at December 31, 2020 and for the year ended December 31, 2020, the unaudited interim financial statements of Modulaire as at September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020, the audited combined financial statements of Scientific Games Lottery as at December 31, 2020, 2019 and 2018 and for each of the years in the three years ended December 31, 2020 and the unaudited combined financial statements of Scientific Games Lottery as at September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the items for which we are giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

US$ MILLIONS (except as noted) As at September 30, 2021	Brookfield Business Partners L.P.	Modulaire	Scientific Games Lottery	Pro forma combined
		(1)	(2)
Assets
Current Assets
Cash and cash equivalents	$2,371	$169	$30	$2,570
Financial assets	2,070	—	—	2,070
Accounts and other receivable, net	4,534	362	182	5,078
Inventory, net	3,971	90	79	4,140
Other assets	1,273	59	95	1,427
	14,219	680	386	15,285
Financial assets	6,575	—	—	6,575
Accounts and other receivable, net	699	—	—	699
Other assets	429	17	10	456
Property, plant and equipment	12,901	1,968	244	15,113
Deferred income tax assets	910	5	—	915
Intangible assets	10,859	1,724	3,957	16,540
Equity accounted investments	1,569	—	411	1,980
Goodwill	5,599	1,980	1,329	8,908
	$53,760	$6,374	$6,337	$66,471
Liabilities and Equity
Current Liabilities
Accounts payable and other	$11,301	$607	$256	$12,164
Non-recourse borrowings in subsidiaries of the partnership	2,035	—	—	2,035
	13,336	607	256	14,199
Accounts payable and other	7,755	236	101	8,092
Corporate borrowings	751	—	—	751
Non-recourse borrowings in subsidiaries of the partnership	19,303	3,085	3,195	25,583
Deferred income tax liabilities	1,517	530	302	2,349
	$42,662	$4,458	3,854	50,974
Equity
Limited partners	$2,186	$312	$393	$2,891
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,972	280	351	2,603
Interest of others in operating subsidiaries	6,940	1,324	1,739	10,003
	$11,098	$1,916	$2,483	$15,497
	$53,760	$6,374	$6,337	$66,471

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

US$ MILLIONS (except as noted) For the nine months ended September 30, 2021	Brookfield Business Partners L.P.	Modulaire	Scientific Games Lottery	Pro forma combined
		(1)	(2)
Revenues	$33,107	$1,244	769	$35,120
Direct operating costs	(30,682)	(878)	(543)	(32,103)
General and administrative expenses	(751)	(268)	(78)	(1,097)
Interest income (expense), net	(1,057)	(142)	(119)	(1,318)
Equity accounted income (loss), net	61	—	35	96
Impairment expense, net	(201)	—	—	(201)
Gain (loss) on acquisitions/dispositions, net	1,823	—	—	1,823
Other income (expense), net	(78)	16	(6)	(68)
Income (loss) before income tax	2,222	(28)	58	2,252
Income tax (expense) recovery
Current	(430)	(21)	—	(451)
Deferred	246	50	(80)	216
Net income (loss)	$2,038	$1	(22)	$2,017
Attributable to:
Limited partners	$277	$—	$(4)	$273
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	246	—	(4)	242
Special Limited Partners	79	—	—	79
Interest of others in operating subsidiaries	1,436	1	(14)	1,423
	$2,038	$1	(22)	$2,017
Basic and diluted earnings per LP unit	$3.53			$3.47
Weighted-average LP Units (millions)	78.6			78.6

US$ MILLIONS (except as noted) For the year ended December 31, 2020	Brookfield Business Partners L.P.	Modulaire	Scientific Games Lottery	Pro forma combined
		(1)	(2)
Revenues	$37,635	$1,386	919	$39,940
Direct operating costs	(32,465)	(729)	(517)	(33,711)
General and administrative expenses	(968)	(303)	(79)	(1,350)
Depreciation and amortization expense	(2,165)	(313)	(184)	(2,662)
Interest income (expense), net	(1,482)	(178)	(158)	(1,818)
Equity accounted income (loss), net	57	—	(8)	49
Impairment expense, net	(263)	(2)	—	(265)
Gain (loss) on acquisitions/dispositions, net	274	—	—	274
Other income (expense), net	111	(6)	(45)	60
Income (loss) before income tax	734	(145)	(72)	517
Income tax (expense) recovery
Current	(284)	(24)	(69)	(377)
Deferred	130	66	(17)	179
Net income (loss)	$580	$(103)	(158)	$319
Attributable to:
Limited partners	(91)	(18)	(25)	(134)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(78)	(16)	(22)	(116)
Interest of others in operating subsidiaries	749	(69)	(111)	569
	$580	$(103)	(158)	$319
Basic and diluted earnings per LP Unit	$(1.13)			$(1.67)
Weighted-average LP Units (millions)	80.2			80.2

See the accompanying notes to the Unaudited Pro Forma Financial Statements

1.	Acquisition of Modulaire

The following tables and explanatory notes present the statement of financial position as at September 30, 2021 and the statements of operating results for the nine months ended September 30, 2021 and year ended December 31, 2020 of Modulaire, as adjusted to give effect to the Modulaire acquisition.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

				Transaction accounting adjustments
US$ MILLIONS (except as noted) As at September 30, 2021	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Modulaire pro forma
	(1a)	(1a)	(1a)	(1b)
Assets
Current Assets
Cash and cash equivalents	€146	$169	$—	$—		$—		$169
Trade receivables and contract assets	313	362	(362)	—		—		—
Financial assets	—	—	227	—		(227)	(1h)	—
Accounts and other receivable, net	—	—	362	—		—		362
Inventory, net	—	—	90	—		—		90
Inventories	78	90	(90)	—		—		—
Other assets	—	—	59	—		—		59
Prepaid expenses and other current assets	51	59	(59)	—		—		—
Other current financial assets	196	227	(227)	—		—		—
	€784	$907	$—	$—		$(227)		$680
Accounts and other receivable, net	—	—	—	—		—		—
Other intangible assets	238	276	(276)	—		—		—
Other assets	—	—	17	—		—		17
Rental equipment	1,293	1,497	(1,497)	—		—		—
Other property, plant and equipment	203	235	(235)	—		—		—
Property, plant and equipment	—	—	1,732	236	(1c)	—		1,968
Deferred income tax assets	—	—	5	—		—		5
Deferred tax assets	4	5	(5)	—		—		—
Intangible assets	—	—	276	1,448	(1c)	—		1,724
Goodwill	508	588	—	1,392	(1b)	—		1,980
Other non-current assets	15	17	(17)	—		—		—
	€3,045	$3,525	$—	$3,076		$(227)		$6,374

Liabilities and Equity	(1a)	(1a)	(1a)	(1b)
Current Liabilities
Accounts payable and other	€—	$—	$539	$68	(1d)(1f)	$—		$607
Trade payables and accrued liabilities	311	360	(360)	—		—		—
Current tax payable	20	23	(23)	—		—		—
Deferred revenue and customer deposits	88	102	(102)	—		—		—
Current provisions	12	14	(14)	—		—		—
Current portion of long-term debt and interest	272	315	(315)	—		—		—
Non-recourse borrowings in subsidiaries of the partnership	—	—	275	—		(275)	(1g)	—
	€703	$814	$—	$68		$(275)		$607
Accounts payable and other	—	—	236	—		—		236
Non-recourse borrowings in subsidiaries of the partnership	—	—	2,262	—		823	(1g)	3,085
Deferred income tax liabilities	92	107	—	423	(1e)	—		530
Long-term debt	2,070	2,397	(2,397)	—		—		—
Non-current provisions	15	17	(17)	—		—		—
Other non-current liabilities	73	84	(84)	—		—		—
	€2,953	$3,419	$—	$491		$548		$4,458
Equity
Limited partners	€—	$—	$13	$427		$(128)		$312
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	—	—	12	382		(114)		280
Interest of others in operating subsidiaries	—	—	81	1,776		(533)		1,324
Equity attributable to the owners of the Company	70	81	(81)	—		—		—
Non-controlling interests	22	25	(25)	—		—		—
	€92	$106	$—	$2,585		$(775)		$1,916
	€3,045	$3,525	$—	$3,076		$(227)		$6,374

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

				Transaction accounting adjustments
US$ MILLIONS (except as noted) For the nine months ended September 30, 2021	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Modulaire pro forma
	(1a)	(1a)	(1a)	(1b)
Revenues	€—	$—	$1,244	$—		$—		$1,244
Leasing and services	759	908	(908)	—		—		—
Sales of modular units and buildings	281	336	(336)	—		—		—
Direct operating costs	—	—	(809)	(69)	(1c)	—		(878)
Costs of sales of goods and providing services	(511)	(611)	611	—		—		—
Depreciation of rental equipment	(115)	(138)	138	—		—		—
General and administrative expenses	—	—	(268)	—		—		(268)
Administrative expenses	(274)	(328)	328	—		—		—
Finance expense, net	(151)	(181)	181	—		—		—
Interest income (expense), net	—	—	(217)	—		75	(1g)	(142)
Currency (losses) / gains, net	(17)	(20)	20	—		—		—
Other income (expense), net	—	—	16	—		—		16
Income tax (expense) recovery
Current	—	—	(21)	—		—		(21)
Deferred	—	—	13	37	(1e)	—		50
Income tax expense	(7)	(8)	8	—		—		—
Net income (loss)	€(35)	$(42)	$—	$(32)		$75		$1
Attributable to:
Owners of the company	€(36)	$(43)	$43	$—		$—		$—
Limited partners	—	—	(7)	(5)		12		—
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	—	(6)	(5)		11		—
Interest of others in operating subsidiaries	—	—	(29)	(22)		52		1
Non-controlling interests	1	1	(1)	—		—		—
	€(35)	$(42)	$—	$(32)		$75		$1

				Transaction accounting adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2020	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Modulaire pro forma
	(1a)	(1a)	(1a)	(1b)
Revenues	€—	$—	$1,386	$—		$—		$1,386
Leasing and services	816	932	(932)	—		—		—
Sales of modular units and buildings	398	454	(454)	—		—		—
Direct operating costs	—	—	(729)	—		—		(729)
Costs of sales of goods and providing services	(638)	(729)	729	—		—		—
Depreciation of rental equipment	(136)	(155)	155	—		—		—
General and administrative expenses	—	—	(303)	—		—		(303)
Administrative expenses	(323)	(369)	369	—		—		—
Depreciation and amortization expense	—	—	(221)	(92)	(1c)	—		(313)
Finance expense, net	(219)	(250)	250	—		—		—
Interest income (expense), net	—	—	(193)	—		15	(1g)	(178)
Net impairment (losses) / gains on financial and contract assets	(2)	(2)	2	—		—		—
Impairment expense, net	—	—	(2)	—		—		(2)
Currency (losses) / gains, net	70	80	(80)	—		—		—
Other income (expense), net	—	—	23	(29)	(1f)	—		(6)
Income tax (expense) recovery
Current	—	—	(24)	—		—		(24)
Deferred	—	—	18	48	(1e)	—		66
Income tax expense	(5)	(6)	6	—		—		—
Net income (loss)	€(39)	$(45)	$—	$(73)		$15		$(103)
Attributable to:
Owners of the company	€(40)	$(46)	$46	$—		$—		$—
Limited partners	—	—	(8)	(12)		2		(18)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	—	(7)	(11)		2		(16)
Interest of others in operating subsidiaries	—	—	(30)	(50)		11		(69)
Non-controlling interests	1	1	(1)	—		—		—
	€(39)	$(45)	$—	$(73)		$15		$(103)

See the accompanying notes to the Unaudited Pro Forma Financial Statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1a)	The historical financial information of Modulaire was prepared in accordance with IFRS as issued by the IASB and presented in euros (€). The partnership has reviewed and determined there are no significant differences in accounting policies applied by Modulaire and the partnership. Certain pro forma adjustments have been made to conform the presentation of the historical financial information of Modulaire to the presentation of financial information in the partnership's financial statements. The historical financial information was translated from euros to U.S. dollars using the following historical exchange rates:

€ / $
Average exchange rate for the year ended December 31, 2020 (statement of operating results)	1.14
Average exchange rate for the nine months ended September 30, 2021 (statement of operating results)	1.20
Period end exchange rate as at September 30, 2021 (statement of financial position)	1.16

(1b)	The Modulaire acquisition will be accounted for using the acquisition method under IFRS 3, Business combinations with the partnership being identified as the accounting acquirer. The following table summarizes, on a preliminary basis, the expected cash consideration transferred, assets acquired and liabilities assumed at the acquisition date:

(US$ MILLIONS)
Cash and cash equivalents	$169
Accounts and other receivable, net	362
Inventory, net	90
Other assets	76
Property, plant and equipment	1,968
Deferred income tax assets	5
Intangible assets	1,724
Accounts payable and other	(814)
Deferred income tax liabilities	(530)
Net identifiable assets acquired	$3,050
Non-controlling interests	(21)
Goodwill	1,980
Consideration transferred	$5,009

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position and the Unaudited Pro Forma Statements of Operating Results is based on various assumptions to determine management’s best estimates of fair value. The partnership does not expect the goodwill to be deductible for tax purposes. The final purchase price allocation will be determined when the partnership has completed the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. The final allocation may include (1) changes in fair values of property, plant & equipment; (2) changes in allocations to intangible assets, such as customer relationships and brand, as well as goodwill; and (3) other changes to assets and liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

(1c)	As a part of the Modulaire acquisition, the fair value adjustment applied to property, plant and equipment is expected to result in an increase to carrying value of $236 million, with an average useful life of 7 years. In addition, the fair value adjustment applied to intangible assets is expected to result in an increase to carrying value of $1,448 million, where total intangible assets, after the fair value adjustment is applied, comprises $1,023 million relating to customer relationship intangibles with an average useful life of 13 years, $17 million relating to software with an average useful life of 5 years and $684 million relating to brand intangibles with an indefinite useful life. If the acquisition had occurred on January 1, 2020, depreciation and amortization expense for the nine months ended September 30, 2021 and for the year ended December 31, 2020 would have increased by $69 million and $92 million, respectively.

(1d)	Reflects an increase of $39 million to accounts payable and other associated with the estimated fair value of provisions.

(1e)	This adjustment reflects the purchase accounting adjustments to the Modulaire historical deferred income tax liabilities of $423 million. The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 26%.

(1f)	Represents the accrual of $29 million of estimated transaction costs incurred by the partnership subsequent to September 30, 2021. There were no transaction costs included in the historical statement of operating results of the partnership for the nine months ended September 30, 2021. These costs will not affect the partnership’s statement of operating results beyond 12 months after the acquisition date.

(1g)	Prior to the closing of the Modulaire acquisition, Modulaire will extinguish $2,537 million of its fixed and variable-rate borrowings (the “Extinguished Modulaire Borrowings”) with a weighted-average interest rate of 6.7%. Prior to closing the Modulaire acquisition, the partnership raised proceeds of $3,162 million of fixed and variable-rate non-recourse borrowings (“New Modulaire Non-Recourse Borrowings”) at a weighted-average cost of borrowing of 5.1% and incurred debt issuance costs of approximately $77 million, which will be used to partially fund the Modulaire acquisition.

The table below presents the net increase to non-recourse borrowings in subsidiaries of the partnership reflects the New Modulaire Non-Recourse Borrowings of $3,162 million incurred to partially fund the Modulaire acquisition, less $77 million of debt issuance costs.

(US$ MILLIONS)
Decrease for Extinguished Borrowings of Modulaire	$(2,537)
Increase for issuance of New Modulaire Non-Recourse Borrowings	3,085
Other Transaction accounting adjustment to non-recourse borrowings in subsidiaries of the partnership	$548

The table below presents the net decrease to borrowing costs presented within interest income (expense), net reflects the interest savings on the Extinguished Borrowings, less the borrowing costs on the New Modulaire Non-Recourse Borrowings and the amortization of related debt issuance costs.

(US$ MILLIONS)	Nine months ended September 30, 2021	Year ended December 31, 2020
Elimination of interest expense and amortization of debt issuance costs – Extinguished Borrowings	$208	$185
Interest expense on New Modulaire Non-Recourse Borrowings	(125)	(159)
Amortization of debt issuance costs on New Modulaire Non-Recourse Borrowings	(8)	(11)
Other transaction accounting adjustments to interest income (expense), net	$75	$15

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $2 million for the nine months ended September 30, 2021 and $2 million for the year ended December 31, 2020.

(1h)	Prior to the closing of the Modulaire acquisition, it is expected that $227 million of financial assets will be distributed in-kind to the former shareholder of the company. The Unaudited Pro Forma Financial Statement of Financial Position is adjusted to represent the other transaction accounting adjustment as a reduction to equity.

2.	Acquisition of Scientific Games Lottery

The following tables and explanatory notes present the statement of financial position as at September 30, 2021 and the statements of operating results for the nine months ended September 30, 2021 and year ended December 31, 2020 of Scientific Games Lottery, as adjusted to give effect to the Scientific Games Lottery acquisition.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

			Transaction accounting adjustments
US$ MILLIONS (except as noted) As at September 30, 2021	Scientific Games Lottery historical	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Scientific Games Lottery pro forma
		(2a)	(2a)
Assets
Current Assets
Cash and cash equivalents	$30	$—	$—		$—		$30
Accounts and other receivable, net	—	182	—		—		182
Receivables, net of allowance for credit losses	182	(182)	—		—		—
Inventory, net	—	79	—		—		79
Inventories	79	(79)	—		—		—
Restricted cash	2	(2)	—		—		—
Contract assets	75	(75)	—		—		—
Prepaid expenses, deposits and other current assets	18	(18)	—		—		—
Other assets	—	95	—		—		95
	$386	$—	$—		$—		$386
Other assets	—	10	—		—		10
Property, plant and equipment	171	31	42	(2b)	—		244
Operating lease right-of-use assets	31	(31)	—		—		—
Intangible assets	70	64	3,823	(2b)	—		3,957
Software, net	64	(64)	—		—		—
Equity accounted investments	—	258	153	(2f)	—		411
Equity investments	258	(258)	—		—		—
Goodwill	365	—	964	(2a)	—		1,329
Other non-current assets	10	(10)	—		—		—
Total Assets	$1,355	$—	$4,982		$—		$6,337

Liabilities and Equity		(2a)	(2a)
Current Liabilities
Accounts payable and other	$62	$161	$33	(2d)	$—		$256
Contract liabilities	47	(47)	—		—		—
Accrued liabilities	114	(114)	—		—		—
	$223	$—	$33		$—		$256
Accounts payable and other	—	101	—		—		101
Non-recourse borrowings in subsidiaries of the partnership	—	—	—		3,195	(2e)	3,195
Deferred income tax liabilities	34	—	268	(2c)	—		302
Operating lease liabilities	24	(24)	—		—		—
Long-term license liabilities	24	(24)	—		—		—
Pension liabilities	27	(27)	—		—		—
Other long-term liabilities	26	(26)	—		—		—
	$358	$—	$301		$3,195		$3,854
Equity
Limited partners	$—	$158	$741		$(506)		$393
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	—	141	663		(453)		351
Interest of others in operating subsidiaries	—	698	3,277		(2,236)		1,739
Total Parent’s equity	997	(997)	—		—		—
	$997	$—	$4,681		$(3,195)		$2,483
	$1,355	$—	$4,982		$—		$6,337

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

			Transaction accounting adjustments
US$ MILLIONS (except as noted) For the nine months ended September 30, 2021	Scientific Games Lottery historical	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Scientific Games Lottery pro forma
		(2a)	(2a)
Revenues	$—	$769	$—		$—		$769
Instant products	504	(504)	—		—		—
Lottery systems	265	(265)	—		—		—
Direct operating costs	—	(452)	(91)	(2b)	—		(543)
Cost of instant products	(239)	239	—		—		—
Cost of lottery systems	(167)	167	—		—		—
General and administrative expenses	—	(78)	—		—		(78)
Selling, general and administrative	(78)	78	—		—		—
Research and development	(4)	4	—		—		—
Restructuring and other	(1)	1	—		—		—
Depreciation and amortization expense	(42)	42	—		—		—
Interest income (expense), net	—	—	—		(119)	(2e)	(119)
Equity accounted income (loss), net	—	35	—		—		35
Earnings (loss) from equity investments	35	(35)	—		—		—
Other income (expense), net	(5)	(1)	—		—		(6)
Income tax (expense) recovery
Deferred	—	(66)	(14)	(2c)	—		(80)
Income tax expense	(66)	66	—		—		—
Net income (loss)	$202	$—	$(105)		$(119)		$(22)
Attributable to:
Parent	$202	$(202)	$—		$—		$—
Limited partners	—	32	(17)		(19)		(4)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	28	(15)		(17)		(4)
Interest of others in operating subsidiaries	—	142	(73)		(83)		(14)
	$202	$—	$(105)		$(119)		$(22)

			Transaction accounting adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2020	Scientific Games Lottery historical	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Scientific Games Lottery pro forma
		(2a)	(2a)
Revenues	$—	$919	$—		$—		$919
Instant products	579	(579)	—		—		—
Lottery systems	340	(340)	—		—		—
Direct operating costs	—	(517)	—		—		(517)
Cost of instant products	(282)	282	—		—		—
Cost of lottery systems	(232)	232	—		—		—
General and administrative expenses	—	(79)	—		—		(79)
Selling, general and administrative	(79)	79	—		—		—
Research and development	(3)	3	—		—		—
Restructuring and other	(13)	13	—		—		—
Depreciation and amortization expense	(62)	—	(122)	(2b)	—		(184)
Interest income (expense), net	—	—	—		(158)	(2e)	(158)
Equity accounted income (loss), net	—	(8)	—		—		(8)
(Loss) earnings from equity investments	(8)	8	—		—		—
Other income (expense), net	1	(13)	(33)	(2d)	—		(45)
Income tax (expense) recovery
Current	—	(69)	—		—		(69)
Deferred	—	1	(18)	(2c)	—		(17)
Income tax expense	(68)	68	—		—		—
Net income (loss)	$173	$—	$(173)		$(158)		$(158)
Attributable to:
Parent	$173	$(173)	$—		$—		$—
Limited partners	—	28	(28)		(25)		(25)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	24	(24)		(22)		(22)
Interest of others in operating subsidiaries	—	121	(121)		(111)		(111)
	$173	$—	$(173)		$(158)		$(158)

See the accompanying notes to the Unaudited Pro Forma Financial Statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(2a)	The Scientific Games Lottery acquisition will be accounted for using the acquisition method under IFRS 3, Business combinations with the partnership being identified as the accounting acquirer. The partnership determined there to be no material adjustments to reconcile the combined financial statements of Scientific Games Lottery, prepared under accounting standards generally accepted in the United States (U.S. GAAP), to IFRS as issued by the IASB, with the exception of certain pro forma adjustments that have been made to conform the presentation of the combined financial statements of Scientific Games Lottery prepared under U.S. GAAP to the presentation of financial information in the partnership's financial statements prepared under IFRS. The following table summarizes, on a preliminary basis, the expected cash consideration transferred, assets acquired and liabilities assumed at the acquisition date:

(US$ MILLIONS)
Cash and cash equivalents	$30
Accounts and other receivable, net	182
Inventory, net	79
Other assets	105
Property, plant and equipment	244
Equity accounted investments	411
Intangible assets	3,957
Accounts payable and other	(324)
Deferred income tax liabilities	(302)
Net identifiable assets acquired	$4,382
Goodwill	1,329
Consideration transferred	$5,711

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position and the Unaudited Pro Forma Statements of Operating Results is based on various assumptions to determine management’s best estimates of fair value. The partnership expects approximately 75% of goodwill will be deductible for tax purposes. The final purchase price allocation will be determined when the partnership has completed the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. The final allocation may include (1) changes in fair values of property, plant & equipment; (2) changes in allocations to intangible assets, such as customer relationships and brand, as well as goodwill; and (3) other changes to assets and liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

(2b)	The fair value adjustment applied to property, plant and equipment is expected to result in an increase to carrying value of $42 million, with an average useful life of 35 years. In addition, the fair value adjustment applied to intangible assets is expected to result in an increase to carrying value of $3,823 million, where total intangible assets, after the fair value adjustment is applied, comprises $2,771 million relating to customer relationship intangibles with an average useful life of 23 years, $1,097 million relating to brand intangibles with an indefinite useful life, and $89 million relating to other intangible assets with an average useful life of 5 years. If the acquisition had occurred on January 1, 2020, depreciation and amortization expense for the nine months ended September 30, 2021 and for the year ended December 31, 2020 would have increased by $91 million and $122 million, respectively.

(2c)	This adjustment reflects the purchase accounting adjustments to the Scientific Games historical deferred income tax liabilities of $268 million. The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 26%.

(2d)	Represents the accrual of $33 million of estimated transaction costs incurred by the partnership subsequent to September 30, 2021. There were no transaction costs included in the historical statement of operating results of the partnership for the nine months ended September 30, 2021. These costs will not affect the partnership’s statement of operating results beyond 12 months after the acquisition date.

(2e)	Prior to closing the Scientific Games Lottery acquisition, the partnership expects to raise proceeds of $3,300 million of fixed and variable-rate non-recourse borrowings (“New Scientific Games Lottery Non-Recourse Borrowings”) at a weighted-average cost of borrowing of 4.4% and incur debt issuance costs of approximately $105 million, which will be used to partially fund the Scientific Games Lottery acquisition.

The borrowing costs presented within interest income (expense), net reflects the borrowing costs on the New Scientific Games Lottery Non-Recourse Borrowings and the amortization of related debt issuance costs of $119 million for the nine months ended September 30, 2021 and $158 million for the year ended December 31, 2020. A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $2 million for the nine months ended September 30, 2021 and $3 million for the year ended December 31, 2020.

(2f)	Reflects an increase of $153 million to equity accounted investments associated with the estimated fair value of investments in associates and joint ventures.